As filed with the Securities and Exchange Commission on March 26, 2010.

Registration No. 333-163271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

ON

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERIS BANCORP

(Exact name of registrant as specified in its charter)

Georgia	6022	58-1456434
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

310 First St., S.E.

Moultrie, Georgia 31768

(229) 890-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. Edwin W. Hortman, Jr.

Chief Executive Officer

Ameris Bancorp

310 First St., S.E.

Moultrie, Georgia 31768

(229) 890-1111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Fox, Esq. Jody L. Spencer, Esq. Rogers & Hardin LLP 2700 International Tower 229 Peachtree Street, NE Atlanta, Georgia 30303 (404) 522-4700 (404) 525-2224 (facsimile)	Brian T. Atkinson, Esq. Bryan Cave LLP One Wachovia Center 301 S. College Street Suite 3700 Charlotte, North Carolina 28202 (704) 749-8999 (704) 749-8990 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock	$60,000,000	—	$60,000,000	$3,348

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	Calculated pursuant to Rule 457(o), based on the maximum aggregate offering price of all securities registered hereunder. Previously paid on November 20, 2009 with the initial filing of this registration statement.

Explanatory Note: This post-effective amendment to the issuer’s registration statement on Form S-3 is being filed on Form S-1 due to the issuer’s loss of its eligibility to file registration statements on Form S-3.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 26, 2010

PRELIMINARY PROSPECTUS

[•] Shares

Common Stock

We are offering [•] shares of our common stock. Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “ABCB.” On March 25, 2010, the last reported sales price of our common stock on NASDAQ was $9.63 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “RISK FACTORS” beginning on page 9 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

The underwriters also may purchase up to an additional [•] shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about [•], 2010.

Keefe, Bruyette & Woods

Sterne Agee

The date of this prospectus is [•], 2010.

i

ABOUT THIS PROSPECTUS

Unless the context indicates otherwise, all references in this prospectus to “Ameris Bancorp,” the “Company,” “we,” “us,” “our” or similar references mean Ameris Bancorp and its wholly-owned subsidiary, Ameris Bank, as a combined entity, except that in the discussion of our capital stock and related matters, these terms refer solely to Ameris Bancorp and not to its subsidiary. All references to the “Bank” refer to Ameris Bank only.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. You should not assume that the information appearing in this prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus does not constitute an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of our common stock or other securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

You should not consider any information in or incorporated by reference into this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our securities.

You should base your decision to invest in our securities after considering all of the information contained in this prospectus and any information incorporated by reference herein.

No representation or warranty, express or implied, is made as to the accuracy or completeness of the information obtained from third party sources set forth herein or incorporated by reference into this prospectus, and nothing contained in this prospectus or incorporated by reference herein, or shall be relied upon as, a promise or representation, whether as to past or future performance.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission are available to the public from the Commission’s web site at www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available on our web site at www.amerisbank.com, and at the office of The Nasdaq Stock Market. For further information on obtaining copies of our public filings at The Nasdaq Stock Market, you should call 212-656-5060.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the Commission. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

INCORPORATION BY REFERENCE

The Commission allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with Commission rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 16, 2010 (File No. 001-13901);

•	our Definitive Proxy Statement on Schedule 14A filed with the Commission on March 22, 2010 (File No. 001-13901);

•	our Current Reports on Form 8-K filed with the Commission on January 29, 2010 and March 15, 2010 (File No. 001-13901); and

•

the description of our securities contained under the caption “Description of Capital Stock” found in our preliminary prospectus dated as of April 31, 1994, filed as part of our registration statement on Form SB-2 (Registration No. 33-77930) with the Commission on April 21, 1994, and our registration statement on Form 8-A12B (File No. 001-13901), filed with the Commission on February 25, 1998, and any amendments or reports filed for the purpose of updating such descriptions.

Upon written or oral request, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

Ameris Bancorp

310 First St., S.E.

Moultrie, Georgia 31768

Attention: Dennis J. Zember Jr., Chief Financial Officer

(229) 890-1111

SUMMARY

The following summary contains material information about us and this offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our common stock, you should read this prospectus carefully, including the section entitled “RISK FACTORS,” and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2009.

Ameris Bancorp

We are a bank holding company, headquartered in Moultrie, Georgia, whose business is conducted primarily through our wholly-owned banking subsidiary, Ameris Bank. We provide a full range of banking services to our retail and commercial customers located primarily in select markets in Georgia, Alabama, Florida and South Carolina. We operate 53 domestic banking offices with no foreign activities. At December 31, 2009, we had approximately $2.42 billion in total assets, $1.58 billion in total loans, $2.12 billion in total deposits and $195.0 million of stockholders’ equity.

The predecessor to Ameris Bank was organized in 1971 as American Banking Company. In 1979, our holding company began acquiring banks in communities throughout southern Georgia. These acquisitions continued in subsequent decades, extending into Alabama in 1994, Florida in 2001, and South Carolina in 2006. In December 2005, we began consolidating the individual community banks under one name – Ameris Bank.

Market Areas

We have banking operations in 33 counties in Georgia, Alabama, Florida and South Carolina. We have top five deposit market shares in 17 of those counties, primarily in our core markets of southern Georgia and southeastern Alabama. Our core, legacy markets are largely rural communities that provide consistently strong earnings and superior credit quality as compared to our metro markets. Our core footprint includes 26 branches that make up 53% of our total deposits and provide a stable source of low cost funds. We rank number two with a combined deposit market share of 9% across all MSAs in our core markets. According to the FDIC, total deposits in these markets were $12.2 billion as of June 30, 2009, an increase of $1.2 billion from 2008. The weighted average population growth for these markets is projected to be 3% from 2009 to 2014, according to SNL Financial LC, or SNL, an independent business data firm. In the Moultrie, Georgia MSA, home of our corporate headquarters, we hold a 54% deposit market share, with 17% of our total deposits across four branches, as of June 30, 2009.

Over the last ten years, we have expanded into higher growth markets, primarily in northern Florida and South Carolina, through a combination of acquisitions and de novo branching. Our recent expansion markets include 27 branches that make up 47% of our total deposits. According to the Federal Deposit Insurance Corporation, or the FDIC, total deposits in these markets were $203.7 billion as of June 30, 2009. In South Carolina, we have a presence in the Hilton Head, Columbia, Charleston and Greenville MSAs. Combined, these areas are projected to experience a weighted average population growth of 9% from 2009 to 2014, according to SNL. In Florida, we have a presence in the Jacksonville, Gainesville and Tallahassee MSAs, which are projected to experience a combined weighted average population growth of 12% from 2009 to 2014, according to SNL. In the last 24 months, we have opened nine branches in South Carolina and two branches in northern Florida. Management believes our expansion markets offer some of the highest percentage growth rates and most attractive demographics in our region. We intend to focus on expanding our deposit market share in these key growth markets.

Business Strategy

We seek to increase our presence and grow the Ameris brand in the markets that we currently serve and in neighboring communities that present attractive opportunities for expansion. We intend to grow our business and build shareholder value primarily by focusing on the following objectives:

•

Pursue Select Acquisitions.  We have maintained our focus on a long-term strategy of expanding and diversifying our franchise in terms of revenues, profitability and asset size. We expect to continue to take advantage of the consolidation in the financial services industry and enhance our franchise through future acquisitions, including acquisitions of failed or problem financial institutions in FDIC-assisted transactions. We intend to grow within our existing markets, to branch into or acquire financial institutions in existing markets and to branch into or acquire financial institutions in other markets consistent with our capital availability and management abilities. We are one of the few banks in the Southeast with a proven track record of participation in FDIC-assisted transactions, and we intend to aggressively pursue strategic transactions in our footprint. In the past 18 months, over 50 financial institutions in Georgia and Florida have been placed into FDIC receivership, and we expect that there will continue to be opportunities to acquire other failed or problem financial institutions through assisted transactions in the future. We believe these transactions will allow us to generate meaningful market share in our four states of operation.

•

Continued Focus on Credit and a Conservative Lending Philosophy.  Our focus is on “relationship banking,” meaning that we bank loan relationships, not loan transactions. We lend almost exclusively in our local markets. Loan participations are less than 1.00% of total loans. We emphasize smaller loans and a diversified portfolio. Our current average loan size is $91,000, and loans to our largest customer represent only 2.8% of our regulatory capital. Moreover, our internal lending limit is $5 million, well below the regulatory limit of over $54 million. Our credit administration is robust, with 60% of new and renewed loans approved by regional credit officers and a post-review process that subjects loans with balances as low as $100,000 to review by the banking group president, chief credit officer and a regional credit officer. Our external loan review function has been in place for over four years.

•

Capitalize on Organic Growth Opportunities.  While we maintain leading market share in our core, legacy markets in southern Georgia and southeastern Alabama, we believe we have considerable opportunities to continue to increase market share in our more growth-oriented markets in northern Florida and South Carolina. We believe these markets, as well as additional markets we may enter, provide opportunities for significant organic growth over time.

•

Emphasize personal service and strong customer relationships.  Our community banking philosophy emphasizes personalized service and building broad and deep customer relationships, with a focus on building a substantial base of low cost core deposits. Each of our markets is managed by senior level, experienced decision makers in a decentralized structure that differentiates us from our larger competitors.

Recent FDIC-Assisted Acquisitions

We recently completed two FDIC-assisted transactions. In October 2009, Ameris Bank purchased substantially all of the assets and assumed substantially all the liabilities of American United Bank, or American United, from the FDIC. American United operated only one branch in Lawrenceville, Georgia, a northeast suburb of Atlanta, Georgia, with $85.7 million in loans and $100.3 million in deposits. Ameris Bank’s agreements with the FDIC included a loss-sharing agreement, which affords the bank significant protection from losses associated with loans and other real estate owned. Ameris Bank’s bid to acquire American United included a discount on the book value of the assets totaling $19.6 million. Also included in the bid was a premium of approximately $262,000 on American United’s deposits. The transaction resulted in a cash payment from the FDIC to Ameris Bank in the amount of $17.1 million.

In November 2009, Ameris Bank purchased substantially all of the assets and assumed substantially all the liabilities of United Security Bank, or United Security, from the FDIC. United Security operated one branch in Woodstock, Georgia and one branch in Sparta, Georgia, with $108.4 million in loans and $140.0 million in deposits. Ameris Bank’s agreements with the FDIC also included a loss-sharing agreement similar to that associated with the American United transaction. Ameris Bank’s bid to acquire United Security included a discount on the book value of the assets totaling $32.6 million. Also included in the bid was a premium of approximately $228,000 on United Security’s deposits. The transaction resulted in a cash payment from the FDIC to Ameris Bank in the amount of $24.2 million.

Corporate Information

Our principal executive office is located at 310 First St., SE, Moultrie, Georgia 31768, our telephone number is (229) 890-1111 and our website address is www.amerisbank.com. Our common stock trades on NASDAQ under the ticker symbol “ABCB.” Neither the website nor the information on our website is included or incorporated in, or is a part of, this prospectus.

THE OFFERING

Common stock we are offering	[•] shares(1)

Common stock outstanding prior to this offering	13,820,817 shares(2)

Common stock outstanding after this offering	[•] shares(1)(2)

Use of proceeds	The net proceeds to us from the sale of the common stock offered hereby will be approximately $[•] million (or approximately $[•] million if the underwriters exercise their over-allotment in full), after deduction of underwriting discounts and commissions and expenses paid by us. We intend to use the net proceeds of this offering for general corporate purposes, including to fund possible future acquisitions of other financial services businesses (which may include FDIC-assisted transactions), our working capital needs and additional contributions to the capital of our Bank to support our continued growth.

Listing	NASDAQ Global Select Market, Symbol: “ABCB”

Risk factors	See “RISK FACTORS” below and other information incorporated by reference in this prospectus for a discussion of risks involved in an investment in shares of our common stock.

(1)	Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase up to [•] additional shares of common stock to cover over-allotments, if any.

(2)	The above information regarding shares outstanding after the offering is based on the number of shares of common stock outstanding as of March 11, 2010. In addition, the number of shares outstanding excludes shares of common stock available or reserved for issuance pursuant to the exercise or settlement of equity-based awards under our incentive plans and shares reserved for issuance upon exercise of a warrant issued to the U.S. Treasury under the Capital Purchase Program. As of March 11, 2010, there were (i) 824,977 shares of our common stock reserved for issuance upon the exercise of currently outstanding options with a weighted average price of $14.69; (ii) 437,814 shares of our common stock reserved for issuance in connection with awards that may be granted in the future under our existing equity compensation plans; and (iii) 695,243.16 shares of our common stock reserved for issuance upon exercise of the warrant issued to the U.S. Treasury with an exercise price of $11.219 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Our selected historical consolidated financial data presented below as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 is derived from the audited consolidated financial statements of the Company. The Company has been an active acquirer of financial institutions over recent years and, as a result, the comparability of the selected financial data has been affected. The Company’s acquisitions affecting financial data include First National Banc, Inc. on December 16, 2005, Islands Bancorp on December 31, 2006, American United Bank on October 23, 2009 and United Security Bank on November 6, 2009. Specifically, since these acquisitions were accounted for using the purchase method, the assets of the acquired institutions were recorded at their fair values, the excess purchase price over the net fair value of the assets was recorded as goodwill and the results of operations for these businesses have been included in the Company’s results since the date these acquisitions were completed. Accordingly, the level of our assets and liabilities and our results of operations for these acquisitions have significantly affected the Company’s financial position and results of operations. Discussion of these acquisitions can be found in the “Corporate Restructuring and Business Combinations” section of Part 1, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission. The following selected historical consolidated financial data should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission and the other information included or incorporated by reference in this prospectus.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in Thousands, Except Per Share Data)
Selected Balance Sheet Data:
Total assets	$2,423,970	$2,407,090	$2,112,063	$2,047,542	$1,697,209
Total loans, excluding covered assets	1,584,359	1,695,777	1,614,048	1,442,951	1,186,601
Total deposits	2,123,116	2,013,525	1,757,265	1,710,163	1,375,232
Investment securities available for sale	245,556	367,894	289,382	283,192	235,145
Goodwill and intangible assets	3,586	58,444	59,615	60,464	49,716
Common stockholders’ equity	145,412	190,331	191,249	178,732	148,703
Total stockholders’ equity	194,964	239,359	191,249	178,732	148,703

Selected Income Statement Data:
Interest income	$114,573	$129,008	$146,077	$124,111	$79,539
Interest expense	40,550	56,343	70,999	54,150	26,934

Net interest income	74,023	72,665	75,078	69,961	52,605
Provision for loan losses	42,068	35,030	11,321	2,837	1,651
Non-interest income	58,353	19,149	17,592	19,262	13,530
Non-interest expenses	69,987	62,753	58,896	53,129	43,607
Goodwill impairment	54,813	-	-	-	-

Income/(loss) before income taxes	(34,492)	(5,969)	22,453	33,257	20,877
Income tax expense/(benefit)	7,297	(2,053)	7,300	11,129	7,149

Net income/(loss) available to common stockholders	$(41,789)	$(3,916)	$15,153	$22,128	$13,728
Preferred stock dividends	3,161	328	-	-	-
Net income/(loss) available to common stockholders	$(44,950)	$(4,244)	$15,153	$22,128	$13,728

Per Share Data:
Net income/(loss) available to common stockholders – basic	$(3.27)	$(0.31)	$1.12	$1.71	$1.15
Net income/(loss) available to common stockholders – diluted	(3.27)	(0.31)	1.11	1.68	1.14

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in Thousands, Except Per Share Data)
Common book value	10.52	14.06	14.12	13.19	11.48
Tangible common book value	10.22	9.74	9.67	8.73	7.64
Common dividends - cash	0.10	0.38	0.56	0.56	0.56
Common dividends – stock	2 for 130	—	—	—	—

Profitability Ratios:
Return on average total assets	(1.87)%	(0.19)%	0.74%	1.22%	1.04%
Return on average common equity	(21.59)	(2.22)	8.13	13.90	10.87
Net interest margin	3.52	3.65	4.02	4.25	4.31
Efficiency ratio	94.28	68.35	63.55	59.55	65.94

Asset Quality Ratios*:
Net charge-offs to average loans	2.77%	1.36%	0.53%	0.09%	0.03%
Reserve for loan losses to total loans	2.26	2.33	1.71	1.72	1.88
Nonperforming assets to total loans and OREO	6.73	4.13	1.60	0.61	0.90
Nonperforming assets to total assets	4.93	2.99	1.23	0.43	0.63

Liquidity Ratios:
Loans to total deposits	74.62%	84.22%	91.85%	84.38%	86.28%
Average loans (TE) to average earnings assets (TE)	79.26	82.32	81.72	79.39	77.32
Noninterest-bearing deposits to total deposits	11.16	10.36	9.36	12.96	14.60

Capital Adequacy Ratios:
Stockholders’ equity to total assets	8.04%	7.91%	9.06%	8.73%	8.76%
Common stock dividend payout ratio	NM	NM	50.00	32.94	48.70
Tangible common equity to tangible assets	5.86	5.62	6.41	5.95	6.01
Leverage ratio	9.35	9.42	8.39	8.58	9.71
Tier 1 risk-based capital ratio	13.53	11.99	10.34	10.67	10.89
Total risk-based capital ratio	14.79	13.25	11.59	11.92	12.66

*	Excludes covered assets, where applicable.

RISK FACTORS

Our business, financial condition and results of operations are subject to various risks, including those discussed below, and those set forth in Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2009, which are incorporated herein by reference and may affect the value of our securities. The risks discussed in this prospectus and incorporated herein by reference are those that we believe are the most significant risks, although additional risks not presently known to us or that we currently deem less significant may also adversely affect our business, financial condition and results of operations, perhaps materially. Before making a decision to invest in our common stock, you should carefully consider the risks and uncertainties described below and the risks incorporated by reference in this prospectus, together with all of the other information included or incorporated by reference in this prospectus.

This offering will substantially dilute the ownership percentage of our existing shareholders, and the ownership of our common stock may change significantly.

We intend to raise significant capital through this offering. Our directors and executive officers and individuals who reside in our markets currently hold a significant percentage of our common stock. Upon the successful completion of this offering, the ownership percentage of existing shareholders will be substantially diluted unless they purchase shares in this offering in an amount proportional to their existing ownership. As a result, following this offering a significant portion of our common stock may be held by individuals and institutions outside of our market area whose interests may differ from our current shareholders. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in this offering, subject to any applicable regulatory approvals. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we have indicated our intent to use the proceeds from this offering for general corporate purposes, including funding future acquisitions, our working capital needs and additional contributions to the capital of our Bank. Our management retains significant discretion with respect to the use of such proceeds. The proceeds of this offering may be used in a manner which does not generate a favorable return for us. We may use the proceeds to fund future acquisitions of other businesses, and there is no assurance that any business we acquire would be successfully integrated into our operations or otherwise perform as expected.

If, as a result of this offering or otherwise, an entity holds as little as a 5% interest in our outstanding securities, that entity could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity, including a “group” composed of natural persons, owning or controlling with the power to vote 25% or more of our outstanding securities, or 5% or more if the holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHC Act to acquire or retain 5% or more of our outstanding securities and (ii) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of our outstanding securities. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our securities or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

We may issue additional securities in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

In the future, we may seek to raise capital through offerings of our common stock, preferred stock, securities convertible into common stock, or rights to acquire such securities or our common stock. Under our amended and restated articles of incorporation, we have additional authorized shares of common stock and preferred stock that we can issue from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law or NASDAQ. The issuance of any additional shares of common stock, preferred stock or convertible securities could be substantially dilutive to the ownership percentage of our existing shareholders. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro rata shares of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

Our inability to use a short form registration statement on Form S-3 may affect our short-term ability to access the capital markets.

The ability to conduct primary offerings under a registration statement on Form S-3 has benefits to issuers that are eligible to use this short form registration statement. Form S-3 permits an eligible issuer to incorporate by reference its past and future filings and reports made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, Form S-3 enables eligible issuers to conduct primary offerings “off the shelf” under Rule 415 of the Securities Act. The shelf registration process under Form S-3, combined with the ability to incorporate information on a forward basis, allows issuers to avoid additional delays and interruptions in the offering process and to access the capital markets in a more expeditious and efficient manner than raising capital in a standard registered offering on Form S- 1. One of the requirements for Form S-3 eligibility is for an issuer to have timely filed its Exchange Act reports (including Form 10-Ks, Form 10-Qs and certain Form 8-Ks) for the 12-month period immediately preceding either the filing of the Form S-3 or a subsequent determination date. During 2009, we did not timely file on Form 8-K certain required financial statement information with respect to the American United transaction (although such information was filed on March 15, 2010). Therefore, we will not able to use Form S-3 before January 9, 2011. We may experience delays in our ability to raise capital in the capital markets during the period that we are unable to use Form S-3. Any such delay may result in offering terms that may not be advantageous to us or may cause us not to obtain capital in a timely fashion to execute our business strategies.

We are subject to certain risks related to FDIC-assisted transactions.

The success of past FDIC-assisted transactions, and any FDIC-assisted transactions in which we may participate in the future, will depend on a number of factors, including the following:

•	our ability to fully integrate, and to integrate successfully, the branches acquired into the Bank’s operations;

•

our ability to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage interest-earning assets (loans) acquired in FDIC-assisted transactions;

•	our ability to retain existing deposits and to generate new interest-earning assets in the geographic areas previously served by the acquired banks;

•	our ability to effectively compete in new markets in which we did not previously have a presence;

•	our success in deploying the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	our ability to control the incremental non-interest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	our ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches as is often the case with FDIC-assisted transactions, there may be higher than average levels of service disruptions that would cause inconveniences or potentially increase the effectiveness of competing financial institutions in attracting our customers. Integrating the acquired branches would not be an operation of substantial size and expense that we are not familiar with, but we anticipate unique challenges and opportunities because of the nature of the transaction. Integration efforts will also likely divert our management’s attention and resources. It is not known whether we will be able to integrate acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. We may also encounter unexpected difficulties or costs during the integration that could materially adversely affect our earnings and financial condition, perhaps materially. Additionally, we may be unable to achieve results in the future similar to those achieved by our existing banking business, to compete effectively in the market areas previously served by the acquired branches or to mange any growth resulting from FDIC-assisted transactions effectively.

Our willingness and ability to grow acquired branches following FDIC-assisted transactions depend on several factors, most importantly the ability to retain certain key personnel that we hire or transfer in connection with FDIC-assisted transactions. Our failure to retain these employees could adversely affect the success of FDIC-assisted transactions and our future growth.

The FDIC could condition our ability to acquire a failed depository institution on compliance by us and certain of our investors with additional requirements.

We may seek to acquire one or more failed depository institutions from the FDIC. As the agency responsible for resolving failed depository institutions, the FDIC has the discretion to determine whether a party is qualified to bid on a failed institution. On August 26, 2009, the FDIC adopted a Statement of Policy on Qualifications for Failed Bank Acquisitions (the “Statement of Policy”). The Statement of Policy sets forth a number of significant restrictions and requirements as a condition to the participation by certain “private investors” and institutions in the acquisition of failed depository institutions from the FDIC. Among the requirements would be that the Bank maintain higher capital ratios for a three-year period of time following the acquisition of a failed depository institution from the FDIC, which would impair our ability to grow in the future without obtaining additional capital. Based on our understanding of current interpretations of the Statement of Policy, we do not believe the provisions of the Statement of Policy would apply to us. However, if the Statement of Policy were deemed to apply to us, and we or our investors were unwilling to comply with conditions imposed by the FDIC, then we may not be permitted to acquire failed institutions from the FDIC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in information incorporated by reference into this prospectus, as well as certain statements in periodic press releases and public statements made by our directors, officers and other employees, that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “predict,” “goal,” “assume,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, our business and growth strategies, including anticipated internal growth, plans to open new offices, and to pursue additional potential development or acquisition of banks, wealth management entities, or fee-related businesses.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting us, summarizes several factors that could cause our actual results to differ materially from those anticipated or expected in these forward-looking statements:

•

general economic conditions (both generally and in our markets) may be less favorable than expected, resulting in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and/or a further decline in real estate values;

•	the general decline in the real estate and lending market may continue to negatively affect our financial results;

•	inaccuracies in our assumptions used in calculating the appropriate amount to be placed into our allowance for loan and lease losses;

•	our ability to collect reimbursements from the FDIC on losses that we incur on our covered assets;

•	restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

•	legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect the businesses in which we are engaged;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce margins or the volumes or values of the loans we make;

•	competitors may have greater financial resources and develop products that enable those competitors to compete more successfully than we can;

•	our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

•	adverse changes may occur in the bond and equity markets;

•	war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets;

•	economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate; and

•	we will or may continue to face the risk factors discussed from time to time in the periodic reports we file with the Commission.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though our situation may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements. Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any investor in our common stock should consider all risks and uncertainties set forth in this prospectus under the heading “RISK FACTORS” and disclosed in our periodic and current reports filed with the Commission, including our 2009 Annual Report on Form 10-K.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering, at a public offering price of $[•] per share, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $[•]. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $[•]. We intend to use the net proceeds of this offering of common stock for general corporate purposes, including to fund possible future acquisitions of other financial services businesses (which may include FDIC-assisted transactions), our working capital needs and additional contributions to the capital of our Bank to support our continued growth. We currently have no arrangements or understanding regarding any specific future acquisitions. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. Until we designate the use of the net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

The following table sets forth our consolidated capitalization and regulatory capital ratios as of December 31, 2009 on an actual basis and on an as-adjusted to give effect to the receipt of the net proceeds from this offering. The adjusted capitalization assumes (i) no exercise of the underwriters’ over-allotment option, (ii) that [•] shares of our common stock are sold by us at an offering price of $[•] per share (based on the closing price of our common stock on NASDAQ on [•]), and (iii) that the net proceeds from the offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are approximately $[•].

The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as well as financial information in the other documents incorporated by reference into this prospectus.

	December 31, 2009
	Actual	As Adjusted
	(dollars in thousands)
Long-term debt:
Trust preferred securities	$42,269

Total long-term debt	42,269

Stockholders’ equity:
Preferred stock, par value $1,000 per share; 5,000,000 shares authorized; 52,000 shares issued	$49,552
Common stock, par value $1.00 per share; 30,000,000 shares authorized; 15,162,541 shares issued, as adjusted	15,163
Capital surplus	87,790
Retained earnings	46,031
Accumulated other comprehensive income, net of tax	7,240

	205,776
Less cost of treasury shares acquired	(10,812)

Total stockholders’ equity	$194,964

Capital Ratios:
Tangible common equity to tangible assets	5.86%
Tangible equity to tangible assets	7.91%
Leverage ratio	9.35%
Tier 1 risk-based capital ratio	13.53%
Total risk-based capital ratio	14.79%

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on NASDAQ under the symbol “ABCB.” The following table sets forth, for the periods indicated, the high and low intra-day sale prices per share of our common stock as reported on NASDAQ, with retroactive recognition given for stock dividends and splits.

	High	Low
2010:
First Quarter (through March 25, 2010)	$10.32	$6.97

Year Ended December 31, 2009:
First Quarter	$11.73	$3.66
Second Quarter	$7.96	$5.21
Third Quarter	$7.47	$5.93
Fourth Quarter	$7.25	$5.13

Year Ended December 31, 2008:
First Quarter	$16.55	$12.60
Second Quarter	$16.48	$8.70
Third Quarter	$15.07	$7.82
Fourth Quarter	$14.21	$7.19

The last reported closing price for our common stock on March 25, 2010, was $9.63 per share. There were approximately 2,150 shareholders of record of our common stock as of February 26, 2010.

DESCRIPTION OF OUR CAPITAL STOCK

The following discussion includes summaries of some of the terms of our Articles of Incorporation, as amended (the “articles of incorporation”), our Amended and Restated Bylaws (the “bylaws”) and the Georgia Business Corporation Code (the “Code”). Reference is made to the more detailed provisions of, and this discussion is qualified in its entirety by reference to, our articles of incorporation and bylaws, copies of which are filed with the Commission as exhibits to the registration statement of which this prospectus is a part and which may be obtained as described under “Where You Can Find More Information,” and applicable law.

General

As of March 11, 2010, we had 35,000,000 shares of capital stock authorized. The authorized capital stock consisted of:

•	30,000,000 shares of common stock, par value $1.00 per share, 13,820,817 shares of which were outstanding; and

•	5,000,000 shares of preferred stock, 52,000 shares of which were outstanding.

Common Stock

Voting Rights.

Each holder of our common stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Dividends.

Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available, subject to certain restrictions imposed by state and federal laws and the preferential dividend rights of the preferred stock.

No Preemptive or Conversion Rights.

Holders of our common stock do not have preemptive rights to purchase additional shares of any class of our stock, nor do they have conversion or redemption rights.

Calls and Assessments.

All of the issued and outstanding shares of common stock are fully paid and non-assessable.

Liquidation Rights.

In the event of our liquidation, dissolution or winding up, the holders of our common stock (and the holders of any class or series of stock entitled to participate with the common stock in the distribution of assets) shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of the preferred stock having preference over the common stock.

Preferred Stock

Our board of directors may, from time to time, issue shares of the authorized, undesignated preferred stock in one or more classes or series without shareholder approval. In connection with any such issuance, our board of directors may by resolution determine the designation, preferences, limitations, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions, of such shares of preferred stock.

The particular terms of any series of preferred stock will be determined by our board of directors. Those terms may include the following:

•	the designation of such class or series, the number of shares to constitute such class or series and the stated value thereof if different from the par value thereof;

•

whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may (i) be general or limited, (ii) subject to applicable law or regulation, including the rules of any securities exchange on which securities of any class may be listed, permit more than one vote per share, or (iii) vary among shareholders of the same class based upon such factors as our board of directors may determine, including the size of a shareholder’s position and the length of time with respect to which such position has been held;

•

the dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of the same class;

•	whether the shares of such class or series shall be subject to redemption by us and, if so, the times, prices and other conditions of such redemption;

•

the amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up of us, or upon any distribution of our assets;

•

whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

•

whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or any other securities (including common stock) and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same and any other terms and conditions of conversion or exchange;

•

the limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by us of, the common stock or shares of stock of any other class or any other series of the same class;

•

the conditions or restrictions, if any, upon the creation of indebtedness or upon the issue of any additional stock, including additional shares of such class or series or of any other series of the same class or of any other class;

•

the ranking (be it pari passu, junior or senior) of each class or series vis-à-vis any other class or series of any class of preferred stock as to the payment of dividends, the distribution of assets and all other matters;

•	the listing, if any, of the preferred stock being offered on any securities exchange;

•	a discussion of any material United States federal income tax considerations applicable to the preferred stock being offered;

•	information with respect to book-entry procedures, if any; and

•

any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of our articles of incorporation, to the full extent permitted in accordance with the laws of the State of Georgia.

Preferred Stock—Fixed Rate Cumulative Perpetual Preferred Stock, Series A

As of the date hereof, our board of directors has created one series of preferred stock, our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), which we issued to the U.S. Treasury under the Capital Purchase Program. Pursuant to the Letter Agreement dated November 21, 2008, and the related Purchase Agreement, between us and the U.S. Treasury, we issued 52,000 shares of Series A Preferred Stock having a liquidation preference per share of $1,000. The Series A Preferred Stock accrues cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year, but such dividends will be paid only if, as and when declared by our board of directors. Pursuant to the terms of the American Recovery and Reinvestment Act of 2009, we may, subject to consultation with our federal banking agency, repay the funds we received under the Capital Purchase Program at any time.

The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to the third anniversary of issuance, unless we have redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to increase our common stock dividend or repurchase our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. In the event that we do not pay dividends on the Series A Preferred Stock for six dividend periods, whether or not consecutive, the size of our board of directors will automatically be increased by two and the holders of the Series A Preferred Stock shall have the right to elect two directors to fill such newly created directorships at the next annual meeting of shareholders and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Series A Preferred Stock have been declared and paid in full. The foregoing description of the Series A Preferred Stock is qualified in its entirety by reference to the articles of amendment to our articles of incorporation designating such series.

Certain Provisions of Our Articles of Incorporation, Bylaws and the Code

Our articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control, we believe that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

The Code also provides additional provisions which, if adopted by our board of directors, would further inhibit certain unsolicited acquisition proposals.

Classified Board of Directors.

Our bylaws provide that our board of directors shall consist of not less than seven and not more than 15 members. Our bylaws provide for a classified board of directors, divided into three classes, with each class consisting as nearly as possible of one-third of the total number of directors, and with our shareholders electing one class each year for a three-year term. Between shareholders’ meetings, only our board of directors is permitted to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.

Shareholder Action Through Written Consent.

Our bylaws only provide for shareholder action by written consent in lieu of a meeting if all shareholders entitled to vote on such action sign such consent.

Nominations to Board of Directors.

Our articles of incorporation and bylaws provide that nominations for the election of directors may be made by our board of directors or any committee appointed by our board of directors or by any shareholder entitled to vote generally in the election of directors. Our bylaws establish an advance notice procedure for shareholder nominations to our board of directors. A shareholder may only make a nomination to our board of directors if he or she complies with the advance notice and other procedural requirements of our bylaws and is entitled to vote on such nomination at the meeting.

Removal of Directors; Board of Directors Vacancies.

Our articles of incorporation provide that members of our board of directors may only be removed for cause and then only with a vote of at least a majority of the outstanding shares entitled to vote in the election of directors. Our bylaws further provide that only our board of directors may fill vacant directorships. These provisions would prevent a shareholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such shareholder’s own nominees.

Authorized But Unissued Stock.

The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Georgia “Fair Price” Statute.

Sections 14-2-1110 through 14-2-1113 of the Code (the “Fair Price Statute”) generally restrict a company from entering into certain Business Combinations (as defined in the Code) with an interested shareholder, unless:

•	the transaction is unanimously approved by the continuing directors who must constitute at least three members of the board of directors at the time of such approval; or

•	the transaction is recommended by at least two-thirds of the continuing directors and approved by a majority of the shareholders excluding the interested shareholder.

Georgia “Business Combination” Statute.

Sections 14-2-1131 through 14-2-1133 of the Code (the “Business Combination Statute”) generally restrict a company from entering into certain business combinations (as defined in the Code) with an interested shareholder for a period of five years after the date on which such shareholder became an interested shareholder unless:

•	the transaction is approved by the board of directors of the company prior to the date the person became an interested shareholder;

•

the interested shareholder acquires at least 90% of the company’s voting stock in the same transaction (calculated pursuant to Code Section 14-2-1132) in which such person became an interested shareholder; or

•

subsequent to becoming an interested shareholder, the shareholder acquires at least 90% (calculated pursuant to Code Section 14-2-1132) of the company’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the matter (excluding the stock held by the interested shareholder and certain other persons pursuant to Code Section 14-2-1132).

The Code provides that the restrictions set forth in the Fair Price Statute and the Business Combination Statute will not apply unless the bylaws of the corporation specifically provide that these provisions of the Code are applicable to the corporation (and in certain other situations). We have not elected to be covered by such statutes, but we could do so by action of our board of directors, without a vote by our shareholders except as may be prohibited by law, at any time.

Transfer Agent and Registrar

Computershare Investor Services serves as the transfer agent for our common stock. Its address is Computershare Investor Services, P.O. Box 43078, Providence, Rhode Island 02940-3078, and its phone number is (800) 568-3476.

DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends that the board of directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. Because consolidated net income consists largely of the net income of our Bank, dividend payments to shareholders are dependent upon our receipt of dividends from our Bank. Ameris is a legal entity separate and distinct from its subsidiaries. While there are various legal and regulatory limitations under federal and state law on the extent to which our Bank can pay dividends or otherwise supply funds to Ameris, the principal source of Ameris’ cash revenues is dividends from our Bank. The prior approval of applicable regulatory authorities is required if the total dividends declared by the Bank in any calendar year exceeds 50% of the Bank’s net profits for the previous year. The relevant federal and state regulatory agencies also have authority to prohibit a state member bank or bank holding company, which would include Ameris and the Bank, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute an unsafe or unsound practice in conducting its business.

Under Georgia law, the prior approval of the Georgia Department of Banking and Finance is required before any cash dividends may be paid by a state bank if: (i) total classified assets at the most recent examination of such bank exceed 80% of the equity capital (as defined, which includes the reserve for loan losses) of such bank; (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits (as defined) for the previous calendar year; or (iii) the ratio of equity capital to adjusted total assets is less than 6%. There were no amounts of retained earnings of our Bank available for payment of cash dividends under applicable regulations without obtaining governmental approval as of December 31, 2009.

The Federal Reserve has issued supervisory guidance regarding the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company’s bank subsidiaries are classified as undercapitalized.

Furthermore, under rules and regulations of the Emergency Economic Stabilization Act of 2008 to which the Company is subject, no dividends may be declared or paid on the common stock unless the dividends due with respect to Series A Preferred Stock have been paid in full. Moreover, the consent of the Treasury will be required for any increase in the per share dividends on the common stock beyond the per share dividend declared prior to October 14, 2008 ($0.05 per share per quarter) until the third anniversary of the date of the Treasury’s investment in the Series A Preferred Stock, unless prior to the third anniversary, the shares of Series A Preferred Stock are redeemed or the Treasury has transferred all of the shares of Series A Preferred Stock to third parties.

The payment of dividends on our common stock and by our banking subsidiary is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities, as set forth above, and by the terms of our Series A Preferred Stock issued to the U.S. Treasury under the Capital Purchase Program. Among other restrictions related to our Series A Preferred Stock, prior to November 21, 2011, so long as the Treasury owns shares of our Series A Preferred Stock, we are not permitted to increase cash dividends on our common stock above the $0.05 per share per quarter that we have recently paid, without the Treasury’s consent. As of December 31, 2009, there were no amounts of retained earnings of our Bank available for payment of cash dividends under applicable regulations without obtaining governmental approval.

The following table shows the history of per share cash dividends declared and paid on our common stock during each quarter of 2009 and 2008.

Cash Dividends Per Share
2010:
First Quarter	$0.00

Year Ended December 31, 2009:
First Quarter	$0.05
Second Quarter	0.05
Third Quarter	0.00
Fourth Quarter	0.00

Year Ended December 31, 2008:
First Quarter	$0.14
Second Quarter	0.14
Third Quarter	0.05
Fourth Quarter	0.05

Our Series A Preferred Stock was issued and began to accrue dividends on November 21, 2008. We paid aggregate dividends of $3.16 million on our Series A Preferred Stock during 2009. We expect to continue to pay a quarterly dividend of approximately $790,000 on the Series A Preferred Stock, assuming the Series A Preferred Stock is not redeemed. The quarterly dividend amount would be adjusted upward beginning the first dividend period after November 21, 2013.

On each of September 18, 2009, December 15, 2009 and March 12, 2010, we declared a stock dividend on shares of our common stock at a rate of 0.7692% per share. This resulted in a distribution by the Company of one new share of common stock for every 130 shares of common stock outstanding on the dividend payment dates of October 10, 2009 and January 11, 2010, and will result in an issuance in the same amount on the dividend payment date of April 9, 2010.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc. (“KBW”) and Sterne, Agee & Leach, Inc. KBW is acting as sole representative of the underwriters (collectively, the “Underwriters”), and we have entered into an underwriting agreement with KBW, as representative of the Underwriters dated [•] (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has agreed, severally and not jointly, to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number

Keefe, Bruyette & Woods, Inc.

Sterne, Agee & Leach, Inc.

Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters and certain securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted the Underwriters an option to buy [•] additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus to exercise this option.

Commissions and Discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $[•] per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $[•] per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional [•] shares of common stock:

	No Exercise	Full Exercise
Per Share Total	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $[•].

Participation of Executive Officers and Directors in the Offering

Our management, directors, principal stockholders and their affiliates may acquire shares in this offering. Any purchases by them or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the Underwriters, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of [•] days after the date of the Underwriting Agreement. These lockup provisions will apply to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It will also apply to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (i) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the [90]-day period referred to above, we issue an earnings release or material news or a material event relating to our company occurs or (ii) prior to the expiration of the [90]-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the [90]-day restricted period, the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or event related to our company occurs.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ Quotation

Our common stock is traded on NASDAQ under the symbol “ABCB.”

Price Stabilization, Short Positions and Passive Market Making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Electronic Distribution

In connection with the offering, certain of the Underwriters or securities dealers may distribute prospectuses by electronic means, such as by making the prospectus supplement in electronic format available on their websites or by e-mail. Other than the prospectus supplement in electronic format, the information on such websites will not form part of this prospectus supplement.

Other Relationships

The Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, financial advisory services and other commercial dealing in the ordinary course of business with us. They have received, and may in the future receive, customary fees and commission for these transactions.

EXPERTS

The consolidated balance sheet of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and the effectiveness of its internal control over financial reporting as of December 31, 2009, have been audited by Porter Keadle Moore, LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Rogers & Hardin LLP, Atlanta, Georgia, is representing us in connection with this offering. The Underwriters are being represented by Bryan Cave LLP, Atlanta, Georgia.

[•] Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Sterne Agee

The date of this prospectus is [•], 2010.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

SEC registration fee	$[•]
FINRA filing fee	$[•]
NASDAQ Global Select Market listing fee	$[•]
*Accounting fees and expenses	$[•]
*Legal fees and expenses	$[•]
*Printing and engraving expenses	$[•]
*Miscellaneous	$[•]

*Total	$[•]

*	Estimated pursuant to Item 511 of Regulation S-K.

Item 14.	Indemnification of Directors and Officers.

Under our bylaws, each of our directors and officers has the right, under certain circumstances, to be indemnified by us to the maximum extent permitted by law for expenses incurred in connection with any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, investigative or arbitrative. Expenses for which directors and officers may be indemnified include, but are not limited to, counsel fees and disbursements, judgments, fines or penalties, and amounts paid in compromise or settlement.

Pursuant to the Code, a Georgia corporation has the power to indemnify its directors and officers provided that they act in good faith and reasonably believe that their conduct was lawful and in the corporation’s best interest (or not opposed thereto), as set forth in the Code. Under the Code, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer, against reasonable expenses incurred by the director or officer in connection with the proceeding. The Code permits a corporation to pay for or reimburse reasonable expenses in advance of final disposition of an action, suit or proceeding only upon: (i) the director’s certification that he or she acted in good faith and in the corporation’s best interest (or not opposed thereto); and (ii) the director furnishing a written undertaking to repay the advance if it is ultimately determined that he or she did not meet this standard of conduct.

Every director and officer who has been wholly successful, on the merits or otherwise, with the respect to any claim, action, suit or proceeding for which such person may be entitled to indemnification, shall be entitled to indemnification as of right without any further action or approval by the board of directors. All other indemnification of directors or officers shall be made at the discretion of the Company, but only if (i) the board of directors, acting by majority vote of a quorum consisting of directors who were not parties to such claim, action, suit or proceeding, present or voting, shall find that the director or officer has met the required standard of conduct, (ii) if no such quorum of the board exists, independent legal counsel selected by any Judge of the United States District Court for the Middle District of Georgia, Thomasville Division, at the request of either the Company or the person seeking indemnification, shall deliver to the corporation their written opinion that such director or officer has met such standards, or (iii) the holders of a majority of stock then entitled to vote for the election of directors shall determine by affirmative vote that such director or officer has met such standards. Expenses incurred with respect to any claim, action, suit or proceeding for which officers and directors may be indemnified may be advanced by the Company prior to the final disposition thereof upon receipt of any undertaking by or on behalf of the recipient to repay such amount in the event it is ultimately determined that he or she is not entitled to indemnification under our bylaws.

No director of the Company shall be personally liable to the Company or our shareholders for monetary damages for breach of such person’s duty of care or other duty as a director; provided that this provision shall eliminate or limit the liability of a director only to the maximum extent permitted from time to time by the Code or any successor law or laws.

The Code also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation’s power to indemnify. We maintain directors and officers’ liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

On November 21, 2008, the Company, pursuant to the Capital Purchase Program established under the Emergency Economic Stabilization Act of 2008 in connection with the Troubled Asset Relief Program, issued and sold to the U.S. Treasury, for an aggregate cash purchase price of $52 million, (i) 52,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (ii) a ten-year warrant to purchase up to 679,443 shares of our common stock, at an exercise price of $11.48 per share. The Series A Preferred Stock accrues cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year, but such dividends will be paid only if, as and when declared by our board of directors. Pursuant to the terms of the American Recovery and Reinvestment Act of 2009, we may, subject to consultation with our federal banking agency, repay the funds we received under the Capital Purchase Program at any time. The issuance and sale of these securities was a private placement exempt from registration pursuant to Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description

1.1	Form of Underwriting Agreement.*

2.1	Purchase and Assumption Agreement dated as of October 23, 2009 among the Federal Deposit Insurance Corporation, Receiver of American United Bank, Lawrenceville Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.1 to Ameris Bancorp’s Current Report on Form 8-K/A filed with the Commission on March 15, 2010).

2.2	Purchase and Assumption Agreement dated as of November 6, 2009 among the Federal Deposit Insurance Corporation, Receiver of United Security Bank, Sparta, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.2 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 16, 2010).

3.1	Articles of Incorporation of Ameris Bancorp, as amended (incorporated by reference to Exhibit 2.1 to Ameris Bancorp’s Regulation A Offering Statement on Form 1-A filed with the Commission on August 14, 1987).

3.2	Amendment to Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1.1 to Ameris Bancorp’s Form 10-K filed with the Commission on March 28, 1996).

3.3	Amendment to Amended Articles of Incorporation (incorporated by reference to Exhibit 4.3 to Ameris Bancorp’s Registration Statement on Form S-4 filed with the Commission on July 17, 1996).

3.4	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.5 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 25, 1998).

3.5	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.7 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 26, 1999).

Exhibit Number	Description

3.6	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.9 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 31, 2003).

3.7	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 1, 2005).

3.8	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on March 14, 2005).

3.9	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Ameris Bancorp’s Form 8-K filed with the Commission on November 21, 2008).

4.1	Placement Agreement between Ameris Bancorp, Ameris Statutory Trust I, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc. dated September 13, 2006 (incorporated by reference to Exhibit 4.1 to Ameris Bancorp’s Registration Statement on Form S-4 (Registration No. 333-138252) filed with the Commission on October 27, 2006).

4.2	Subscription Agreement between Ameris Bancorp, Ameris Statutory Trust I and First Tennessee Bank National Association dated September 20, 2006 (incorporated by reference to Exhibit 4.2 to Ameris Bancorp’s Registration Statement on Form S-4 (Registration No. 333-138252) filed with the Commission on October 27, 2006).

4.3	Subscription Agreement between Ameris Bancorp, Ameris Statutory Trust I and TWE, Ltd. dated September 20, 2006 (incorporated by reference to Exhibit 4.3 to Ameris Bancorp’s Registration Statement on Form S-4 (Registration No. 333-138252) filed with the Commission on October 27, 2006).

4.4	Indenture between Ameris Bancorp and Wilmington Trust Company dated September 20, 2006 (incorporated by reference to Exhibit 4.4 to Ameris Bancorp’s Registration Statement on Form S-4 (Registration No. 333-138252) filed with the Commission on October 27, 2006).

4.5	Amended and Restated Declaration of Trust between Ameris Bancorp, the Administrators of Ameris Statutory Trust I signatory thereto and Wilmington Trust Company dated September 20, 2006 (incorporated by reference to Exhibit 4.5 to Ameris Bancorp’s Registration Statement on Form S-4 (Registration No. 333-138252) filed with the Commission on October 27, 2006).

4.6	Guarantee Agreement between Ameris Bancorp and Wilmington Trust Company dated September 20, 2006 (incorporated by reference to Exhibit 4.6 to Ameris Bancorp’s Registration Statement on Form S-4 (Registration No. 333-138252) filed with the Commission on October 27, 2006).

4.7	Floating Rate Junior Subordinated Deferrable Interest Debenture dated September 20, 2006 issued to Ameris Statutory Trust I (incorporated by reference to Exhibit 4.7 to Ameris Bancorp’s Registration Statement on Form S-4 (Registration No. 333-138252) filed with the Commission on October 27, 2006).

4.8	Warrant to Purchase 679,443 shares of Common Stock of Ameris Bancorp, issued to the U.S. Department of Treasury on November 21, 2008 (incorporated by reference to Exhibit 3.2 to Ameris Bancorp’s Form 8-K filed with the Commission on November 21, 2008).

4.9	Form of specimen common stock certificate.*

5.1	Opinion of Rogers & Hardin LLP regarding legality of securities.*

10.1	Deferred Compensation Agreement for Kenneth J. Hunnicutt dated December 16, 1986 (incorporated by reference to Exhibit 5.3 to Ameris Bancorp’s Regulation A Offering Statement on Form 1-A filed with the Commission on August 14, 1987).

10.2	Executive Salary Continuation Agreement dated February 14, 1984 (incorporated by reference to Exhibit 10.6 to Ameris Bancorp’s Annual Report on Form 10-KSB filed with the Commission on March 27, 1989).

Exhibit Number	Description

10.3	Form of Omnibus Stock Ownership and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 25, 1998).

10.4	ABC Bancorp 2000 Officer/Director Stock Bonus Plan (incorporated by reference to Exhibit 10.19 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 29, 2000).

10.5	Executive Employment Agreement with Jon S. Edwards dated as of July 1, 2003 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2003).

10.6	Executive Employment Agreement with Edwin W. Hortman, Jr. dated as of December 31, 2003 (incorporated by reference to Exhibit 10.19 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 15, 2004).

10.7	Executive Employment Agreement with Cindi H. Lewis dated as of December 31, 2003 (incorporated by reference to Exhibit 10.20 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 15, 2004).

10.8	Amendment No. 1 to Executive Employment Agreement with Edwin W. Hortman, Jr. dated as of March 10, 2005 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.9	Form of 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (incorporated by reference to Appendix A to Ameris Bancorp’s Definitive Proxy Statement filed with the Commission on April 18, 2005).

10.10	Executive Employment Agreement with Dennis J. Zember Jr. dated as of May 5, 2005 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Current Report on Form 8-K/A filed with the Commission on May 11, 2005).

10.11	Revolving Credit Agreement with SunTrust Bank dated as of December 14, 2005 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 20, 2005).

10.12	Security Agreement with SunTrust Bank dated as of December 14, 2005 (incorporated by reference to Exhibit 10.2 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 20, 2005).

10.13	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 4.2 to Ameris Bancorp’s Registration Statement on Form S-8 filed with the Commission on January 24, 2006).

10.14	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 4.3 to Ameris Bancorp’s Registration Statement on Form S-8 filed with the Commission on January 24, 2006).

10.15	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 4.4 to Ameris Bancorp’s Registration Statement on Form S-8 filed with the Commission on January 24, 2006).

10.16	Executive Employment Agreement with Marc J. Bogan dated as of May 31, 2007 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on June 6, 2007).

10.17	Executive Employment Agreement with C. Richard Sturm dated as of May 31, 2007 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on June 6, 2007).

Exhibit Number	Description

10.18	Letter Agreement, dated November 21, 2008, including Securities Purchase Agreement – Standard Terms incorporated by reference therein, between Ameris Bancorp and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Form 8-K filed with the Commission on November 21, 2008).

10.19	Form of Waiver, executed by each of Messrs. Edwin W. Hortman, Jr., Dennis J. Zember Jr., Jon S. Edwards, C. Johnson Hipp, III and Marc J. Bogan (incorporated by reference to Exhibit 10.2 to Ameris Bancorp’s Form 8-K filed with the Commission on November 21, 2008).

10.20	Form of Letter Agreement, executed by Ameris Bancorp and each of Messrs. Edwin W. Hortman, Jr., Dennis J. Zember Jr., Jon S. Edwards, C. Johnson Hipp, III and Marc J. Bogan (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Form 8-K filed with the Commission on November 21, 2008).

10.21	Second Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Edwin W. Hortman, Jr. (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 30, 2008).

10.22	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Dennis J. Zember Jr. (incorporated by reference to Exhibit 10.2 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 30, 2008).

10.23	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Jon S. Edwards (incorporated by reference to Exhibit 10.4 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 30, 2008).

10.24	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Marc J. Bogan (incorporated by reference to Exhibit 10.5 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 30, 2008).

10.25	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and H. Richard Sturm (incorporated by reference to Exhibit 10.6 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 30, 2008).

10.26	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Cindi H. Lewis (incorporated by reference to Exhibit 10.7 to Ameris Bancorp’s Current Report on Form 8-K filed with the Commission on December 30, 2008).

10.27	Executive Employment Agreement with Andrew B. Cheney, dated as of February 18, 2009 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp’s Form 8-K filed with the Commission on February 23, 2009).

21.1	Schedule of subsidiaries of Ameris Bancorp (incorporated by reference to Exhibit 21.1 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 16, 2010).

23.1	Consent of Porter Keadle Moore, LLP.

23.2	Consent of Rogers & Hardin LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

99.1	Certification of Chief Executive Officer pursuant to the Emergency Economic Stability Act of 2008 (incorporated by reference to Exhibit 99.1 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 16, 2010).

99.2	Certification of Chief Financial Officer pursuant to the Emergency Economic Stability Act of 2008 (incorporated by reference to Exhibit 99.2 to Ameris Bancorp’s Annual Report on Form 10-K filed with the Commission on March 16, 2010).

*	To be filed by amendment.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on March 26, 2010.

AMERIS BANCORP

By:	/s/ Edwin W. Hortman, Jr.
Name:	Edwin W. Hortman, Jr.
Title:	President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Ameris Bancorp hereby severally constitute and appoint Edwin W. Hortman, Jr. and Dennis J. Zember Jr., and each of them singly, our true and lawful attorneys with full power to either of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Ameris Bancorp to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edwin W. Hortman, Jr. Edwin W. Hortman, Jr.	President and Chief Executive Officer and Director (principal executive officer)	March 26, 2010

/s/ Dennis J. Zember Jr. Dennis J. Zember Jr.	Executive Vice President and Chief Financial Officer (principal accounting and financial officer)	March 26, 2010

/s/ J. Raymond Fulp J. Raymond Fulp	Director	March 26, 2010

/s/ Daniel B. Jeter Daniel B. Jeter	Director	March 26, 2010

/s/ Robert P. Lynch Robert P. Lynch	Director	March 26, 2010

/s/ Brooks Sheldon Brooks Sheldon	Director	March 26, 2010

/s/ Jimmy D. Veal Jimmy D. Veal	Director	March 26, 2010

/s/ V. Wayne Williford V. Wayne Williford	Director	March 26, 2010